

Exhibit 99.1

First Quarter 2009 Webcast

April 23, 2009

Safe Harbor Statement

This presentation, made on April 23, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 17, 2009.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817) 551-8805.

Alcon®

Business Overview

Kevin Buehler
President and Chief Executive Officer

Alcon®

Long-term Opportunity, Near-term Challenges

- Solid financial performance
    - Organic sales grew 4.8% (-2.8% reported)*
    - Adjusted EPS rose 8.4% (5.6% reported)**

- Long-term growth opportunity unchanged
    - Attractive market fundamentals
    - Importance of vision for quality of life
    - Unmet medical needs

- Value of eye care focus and balanced industry leadership

- Financial strength provides foundation for future growth

- Effectively managing the near-term market environment

* Constant currency sales growth and organic sales growth are non-GAAP measures presented to give investors a better comparison of operations between years. Reconciliations for constant currency sales growth and organic sales growth are provided in slides at the end of this presentation.

** Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measures is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Q1 2009 Geographic Sales and Growth

Q1 2009 Sales by Geography



$263.4
Reported: - 5.0%
Constant Currency*: +14.1%

Emerging Markets
17.6%

$657.9
Reported: -2.1%

U.S.
44.1%

Developed International
38.3%

$572.0
Reported: - 2.6%
Constant Currency*: +8.4%

(dollars in millions)

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Emerging Markets Continue Solid Growth

Sales in Emerging Markets



4 Year CAGR = +24.4%

- 2004: $481
- 2005: $613
- 2006: $755
- 2007: $948
- 2008: $1,152

Dollars in millions

18.3% of Sales

Top Ten Emerging Markets Ranked by Sales
(Full Year 2008)

1. Brazil
2. Russia
3. Mexico
4. China
5. Poland
6. Turkey
7. Taiwan
8. India
9. Thailand
10. South Africa

Alcon®

Solid Development of Key Products in Japanese Market

Patanol®
Unit Market Share Growth



+24.2 point market share gain over 27 months

Source: IMS

TRAVATANZ®
Unit Market Share Growth



Japan Launch of TRAVATANZ®

Source: IMS

TRAVATAN® Family Continues Glaucoma Market Success



Alcon Global Prostaglandin Market Share

TRAVATAN® Family has gained 5.1 share points following DuoTrav™ and TRAVATAN Z® launches

14.6%

19.7%

Q3 06 · Q4 06 · Q1 07 · Q2 07 · Q3 07 · Q4 07 · Q1 08 · Q2 08 · Q3 08 · Q4 08

Source: IMS

■ TRAVATAN® ■ TRAVATAN Z® ■ DUOTRAV™

Gaining Market Share in Key Categories

RX Growth	Global December YTD		U.S. February YTD	
	Brand	Market	Brand	Market
TRAVATAN® Family	22.0%	7.3%	19.0%	1.8%
Azopt®	12.5%	7.1%	7.8%	4.8%
Vigamox® *	16.7%	1.0%	-12.3%	-10.5%
NEVANAC®	61.5%	2.9%	5.4%	6.8%
Patanol® + Pataday™	19.0%	2.0%	0.2%	-1.8%
CIPRODEX® *	15.2%	0.5%	-1.4%	-8.1%

Source: Global-IMS   US-WK Health

* Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon by Bayer HealthCare AG. **CIPRODEX**® is a registered trademark of Bayer AG and licensed to Alcon by Bayer HealthCare AG.

Alcon®

Allergy Market Outlook

- Allergy franchise positioned well
  - Patanol® family
    - Continued international momentum
    - U.S. Patanol® /Pataday™ conversion driving share gains
  - Patanase®
    - Prescription volume building weekly
    - Opportunistic approach in crowded field

- Allergy market sensitivities
  - Severity and length of season
  - Impact of OTC substitutes

Alcon®

U.S. Cataract Equipment Shares Continue to Rise



U.S. Equipment Market Shares

U.S. market share has increased its leadership position 9.7 share points in 2 years

Source: Market Scope Quarterly Cataract Survey

Alcon®

Global Growth in Cataract Products



Percent Growth in Cataract Products – Q1 2009

- Unit Growth

+9.6%			
	+6.9%		
		+4.9%	**+4.3%**
Phaco Cassette Paks	Cataract Paks	Viscoelastics	AcrySof IOLs

Source: Company Data

Alcon®

Advanced Technology IOLs as Source of Growth



AcrySof® ReSTOR® +3.0



AcrySof® IQ Toric

AcrySof® ReSTOR®

- Number one global PCIOL
- ReSTOR® +3.0 redefines the value proposition for patients
- Expect to regain share and increase PCIOL penetration

AcrySof® Toric

- Leading toric IOL with over 95% of U.S. market
- IQ technology enhances image quality consistent with NTIOL class
- Entry point to advanced technology IOLs for cataract-only doctors

Disinfectant Market Share Success



U.S. Equivalent Unit Branded Market Share

52.7%

51.8%

(shares by percentage)

Legend: Alcon — B&L — AMO — CIBA

Source: Alcon's Best Internal Estimate

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Sales

1st Quarter Sales
(dollars in millions)

-2.8% Reported

+4.8% Organic Growth*



* Constant currency sales growth and organic sales growth are non-GAAP measures presented to give investors a better comparison of operations between years. Reconciliations for constant currency sales growth and organic sales growth are provided in slides at the end of this presentation.

Alcon®

Margin Evolution



Gross Profit
(dollars in millions)
$1,300
$1,200
$1,100
$1,000
$900
+0.0%
$1,138.1
$1,138.6
Q1 2008
Q1 2009

% of Sales	74.1%	76.2%



Operating Income
(dollars in millions)
$700
$600
$500
$400
$300
+2.7%
$500.1
$513.6
Q1 2008
Q1 2009

% of Sales	32.6%	34.4%

Alcon®

Net Earnings and Diluted EPS Rise



Net Earnings
(dollars in millions)

+5.3%

$600
$500
$400
$300
$200

$429.4 — Q1 2008
$452.0 — Q1 2009

% of Sales: 27.9%   30.3%



Diluted EPS
(dollars in millions)

+5.6%

$1.70
$1.60
$1.50
$1.40
$1.30

$1.43 — Q1 2008

Non-GAAP adjusted*
$1.55
$1.51 — Q1 2009

* Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

2009 Full Year Financial Guidance

- **Organic growth in the mid-single digits**

- **Diluted earnings per share:**

U.S. GAAP EPS guidance	**$6.00 - $6.20**	
Restructuring charge	*(0.05)*	*(0.05)*
Adjusted EPS guidance	**$6.05 - $6.25**	

Note: Adjusted diluted EPS measures the results of the company's operations without certain items that pertain only to the period presented. Management believes this measure is an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®



First Quarter 2009 Webcast

April 23, 2009

Non-GAAP Reconciliations

(dollars in millions) 1st Quarter 2009	Q1 GAAP Growth	Exchange Rate Changes	Q1 Constant Currency Growth	Acquisition Changes	Q1 Organic Growth
Global Sales	(2.8)%	(7.6)%	4.8%	0.0	4.8%
Pharmaceutical	(0.4)	(6.4)	6.0	0.0	6.0
Surgical	(3.5)	(8.7)	5.2	0.0	5.2
Consumer	(7.9)	(8.0)	0.1	0.0	0.1
United States	(2.1)	0.0	(2.1)	0.0	(2.1)
International	(3.4)	(13.6)	10.2	0.0	10.2
Developed International	(2.6)	(11.0)	8.4	0.0	8.4
Emerging Markets	(5.0)	(19.1)	14.1	0.0	14.1

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Non-GAAP Reconciliations

	Three Months Ended March 31,		Change	Foreign Currency Change	Constant Currency and Organic Change
	2009	**2008**			
	(in millions)				
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 306.7	$ 318.3	(3.6) %	-- %	(3.6) %
Surgical	258.4	254	1.7	--	1.7
Consumer Eye Care	92.8	99.7	(6.9)	--	(6.9)
Total United States Sales	**657.9**	**672**	**(2.1)**	**--**	**(2.1)**
Alcon International:					
Pharmaceutical	319.4	310.1	3.0	(13.0)	16.0
Surgical	415.3	443.9	(6.4)	(13.6)	7.2
Consumer Eye Care	100.7	110.4	(8.8)	(15.2)	6.4
Total International Sales	**835.4**	**864.4**	**(3.4)**	**(13.6)**	**10.2**
Total Global Sales	**$ 1,493.30**	**$ 1,536.40**	**(2.8)**	**(7.6)**	**4.8**

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon ®

Non-GAAP Reconciliations

	Three Months Ended March 31,		Change	Foreign Currency Change	Constant Currency and Organic Change
	2009	2008			
	(in millions)				
Global Product Sales					
Infection/inflammation	$ 201.9	$ 228.1	(11.5) %	(6.2) %	(5.3) %
Glaucoma	233.1	210.7	10.6	(9.2)	19.8
Allergy	142.9	131	9.1	(0.1)	9.2
Otic/nasal	76.2	66.7	14.2	(3.2)	17.4
Other pharmaceuticals/rebates	(28.0)	(8.1)	N/M	N/M	N/M
Total Pharmaceutical	**626.1**	**628.4**	**(0.4)**	**(6.4)**	**6.0**
Intraocular lenses	248.3	260.9	(4.8)	(9.2)	4.4
Cataract/vitreoretinal	400.2	405.7	(1.4)	(8.4)	7.0
Refractive	25.2	31.3	(19.5)	(7.0)	(12.5)
Total Surgical	**673.7**	**697.9**	**(3.5)**	**(8.7)**	**5.2**
Contact lens disinfectants	106.2	114.4	(7.2)	(5.1)	(2.1)
Artificial tears	65	65.8	(1.2)	(13.1)	11.9
Other	22.3	29.9	(25.4)	(8.0)	(17.4)
Total Consumer Eye Care	**193.5**	**210.1**	**(7.9)**	**(8.0)**	**0.1**
Total Global Sales	**$ 1,493.30**	**$ 1,536.40**	**(2.8)**	**(7.6)**	**4.8**

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Alcon®

Non-GAAP Reconciliations

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Disclosures (Unaudited)
(USD in millions, except per share data)

	Reported	Restructuring	Non-GAAP Adjusted
Sales	$ 1,493.3	$ --	$ 1,493.3
Cost of goods sold	354.7	3.1	351.6
Gross profit	1,138.6	(3.1)	1,141.7
Selling, general and administrative	472.1	9.4	462.7
Research and development	146.3	5.5	140.8
Amortization of intangibles	6.6	--	--
Operating income	513.6	(18.0)	531.6
Other income (expense):			
Gain (loss) from foreign currency, net	(9.7)	--	(9.7)
Interest income	11.1	--	11.1
Interest expense	(5.3)	--	(5.3)
Other, net	3.9	--	3.9
Earnings before income taxes	513.6	(18.0)	531.6
Income Taxes	61.6	(4.9)	66.5
Net Earnings	$ 452.0	$ (13.1)	$ 465.1
Increase over quarter ended March 31, 2008	5.30%		8.30%
Diluted earnings per common share	$ 1.51	$ (0.04)	$ 1.55
Increase over quarter ended March 31, 2008	5.60%		8.40%

Note: The items adjusted for charges related to the restructuring plan that was announced on February 11, 2009 are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Management believes these non-GAAP measures improve the comparability of financial results and provide investors with a clearer picture of Alcon's core operations.

Alcon®